SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.
	)*


             			Digital Power Corporation

(Name of Issuer)

                        Common Stock, no par value
(Title of Class of Securities)

				        253862106
(CUSIP Number)

Barry W. Blank, PO Box 32056, Phoenix, Arizona 85064, (212)
809-4610
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

						August 31, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: if a paper filing is being made, six copies of this statement, including all exhibits, should be filed with the Commission. See
Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing any information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




SCHEDULE 13D


CUSIP No.
253862106


Page      2
of     5
Pages


1


NAME OF REPORTING PERSON
Barry W. Blank
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) [  ]
			(b) [  ]


3

SEC USE ONLY

4

SOURCE OF FUNDS*
PF

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(E)    [ ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION
USA

N
U
M
B
E
R

O
F

7
SOLE VOTING POWER
260,500 shares of Common Stock
S
H
A
R
E
S
B
E
N
E
F
I
C
I
A
L
L
Y

8
SHARED VOTING POWER
None
O
W
N
E
D

B
Y

R
E
P
O
R
T
I
N
G


9
SOLE DISPOSITIVE POWER
260,500 shares of Common Stock
P
E
R
S
O
N

W
I
T
H
1
0
SHARED DISPOSITIVE POWER
None
1
1
AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
260,500 shares of Common Stock
1
2
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*		     [ ]
1
3
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.77477%
1
4

TYPE OF REPORTING PERSON*
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT




Item 1.	Security and Issuer.

The title and class of equity securities to which this statement relates are:

			Common Stock, no par value.

The name, address and the principal executive offices of the issuer of such securities are:

Digital Power Corporation
41920 Christy Street
Freemont, California 94538-3158

Item 2.	Identity and Background.

	(a)	The name of the reporting person is Barry W. Blank.

	(b)	Mr. Blank's address is:

PO Box 32056
Phoenix, Arizona 85064

	(c)	Mr. Blank is a registered representative employed by
Murphy & Durieu, a member of the New York Stock Exchange,
1661 East Camelback Road, Suite 201, Phoenix, Arizona 85016.

	(d)	During the last five years Mr. Blank has not been
convicted in a criminal proceeding.

	(e)	 During the last five years Mr. Blank was not a
party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
	(f)	Mr. Blank is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other
Consideration.

Mr. Blank purchased an aggregate of 260,500 shares of the issuer's Common Stock for an aggregate price of $218,655.20, including commissions, as set forth in the following table:

Date of	Number	   Price	      Gross
Purchase	of Shares	Per Share (1)	Purchase
Price (2)
6/25/01	2,400	$   0.91000	2,293.20 (3)
6/25/01	47,600	0.95000	45,278.00 (3)
8/03/01	75,000	0.92000	69,026.00 (3)
8/20.01	50,000	0.85000	 42,513.00 (3)
8/20/01	100	0.80000	93.00 (3)
8/28/01	25,000	0.75000	18,763.00 (3)
8/28/01	24,900	0.78000	19,333.00 (3)
8/31/01	1,300	0.70000	923.00 (3)
9/18/02	600	0.60000	373.00 (3)
9/21/01	24,400	0.60000	14,653.00 (3)
10/03/01	3,400	0.55000	1888.00 (3)
4/16/02	4,900	0.60000	2,953.00 (4)
4/17/02	800	0.60000	493.00 (4)
5/07/02	100	0.60000	73.00 (4)

(1)	These prices exclude commissions.

(2)	These prices include commissions.

(3)	These shares were purchased by Barry W. Blank Trust.  Mr.
Blank is the Trustee and the beneficiary of this Trust.

(4)	These shares were purchased by Delaware Charter Trustee
for Barry Blank Defined Benefit, Mr. Blank's Keogh plan.

The source of the funds for Mr. Blank's purchases was personal funds, none of which is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, or by a loan from a bank in the ordinary course of business.

Item 4.	Purpose of Transaction.

Mr. Blank acquired the subject securities for purposes of investment and future sale. He has no plans or proposals, which relate to or would result in:

	(a) The acquisition by any person of additional securities of the issuer, or the disposition of such securities, except that he may acquire additional securities or dispose of securities of the issuer depending upon the then current business conditions of the issuer and the economy in general;

	(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

	(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

	(d) Any change in the current board of directors and management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

	(e) Any material change in the current capitalization or dividend policy of the issuer;

	(f) Any material change in the issuer's business or corporate structure;

	(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the issuer by any person;

	(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934; or

	(j)  Any action similar to those enumerated above.


Item 5.	Interest in Securities of the Issuer.

			(a) Mr. Blank owns, through his Trust and his Keogh plan, 260,500 shares of the issuer's Common Stock, which currently represent 5.77477% of the outstanding shares of such Stock. This amount excludes any securities that may be owned by Mr. Blank's customers in which he has no beneficial or other interest and over which he has no voting or dispositive power.

			(b) Mr. Blank has the sole power to vote, direct the vote, dispose and direct the disposition of all of the shares of Common Stock which he owns. He does not share with anyone the power to vote, direct the vote, dispose or direct the disposition of any other shares of Common Stock.

			(c) Mr. Blank has made no purchases or sales of the Common Stock within the past 60 days except as set forth herein.

			(d) No person other than Mr. Blank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 260,500 shares Common Stock that he owns.

			(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Mr. Blank is not a party to contracts, agreements, understandings or relationships (legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to me is true, complete and correct.

Dated:	June    , 2002



S/BARRY W. BLANK
Barry W. Blank


CUSIP No.   253862106


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